# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sabre Corp, CIK 0001597033
CUSIP: 78573M104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3150 SABRE DRIVE, SOUTHLAKE, Texas (TX), 76092
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0001113678
Persons authorized to receive notices and communications: MARK DENNISON, CONSTELLATION SOFTWARE INC., 66 Wellington St. W, Suite 5300, Toronto, Ontario Canada (A6), M5K 1E6, 416-861-2279; ANDREW FREEDMAN & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- CONSTELLATION SOFTWARE INC (CIK 0001113678): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,157,523; sole dispositive power 0; shared dispositive power 50,157,523; aggregate amount beneficially owned 50,157,523 (12.7% of the class)
- CONSTELLATION CANADIAN HOLDINGS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 50,157,523; sole dispositive power 0; shared dispositive power 50,157,523; aggregate amount beneficially owned 50,157,523 (12.7% of the class)
- MARK MILLER: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 50,157,523; sole dispositive power 0; shared dispositive power 50,157,523; aggregate amount beneficially owned 50,157,523 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Sabre Corp
Address of issuer's principal executive offices: 3150 SABRE DRIVE, SOUTHLAKE, Texas (TX), 76092

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of the following reporting persons (collectively, "Reporting Persons"):

(i) Constellation Software Inc. ("Constellation Software");

(ii) Constellation Canadian Holdings Inc. ("Constellation Holdings"); and

(iii) Mark Miller.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the executive officers and directors of each of Constellation Software and Constellation Holdings. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of the Reporting Persons is 66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto Ontario, Canada M5K 1E6.
Present principal occupation or employment: The principal business of each of Constellation Software and Constellation Holdings is serving as the owner of and as a holding company for vertical market software businesses. Constellation Software is the direct parent company of Constellation Holdings. The principal occupation of Mr. Miller is serving as President of Constellation Software.
Criminal convictions in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Constellation Software and Constellation Holdings is organized under the laws of Ontario, Canada. Mr. Miller is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 50,157,523 shares of the Issuer's Common Stock, par value $0.01 (the "Shares") beneficially owned directly by Constellation Holdings were acquired in the open market and upon the settlement of certain physically settled swaps, as set forth on Exhibit 2. The aggregate cost basis for the Shares beneficially owned directly by Constellation Holdings is $86,178,338, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares based on the Reporting Persons' belief that the Shares, when acquired, represented an attractive investment opportunity. Subject to the Agreement (as defined below), depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 5, 2026 (the "Effective Date"), certain of the Reporting Persons and the Issuer entered into a strategic governance agreement (the "Agreement") pursuant to which, among other things, the Issuer agreed to, as promptly as practicable, but in any event no later than 10 business days following the Effective Date, take all necessary actions to appoint Damian McKay (the "New Director") as a member of the Issuer's board of directors (the "Board") with a term expiring at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). In addition, the Issuer agreed to nominate the New Director for election at the 2026 Annual Meeting, recommend that the Issuer's stockholders vote to elect the New Director at the 2026 Annual Meeting and use its reasonable best efforts to obtain the election of the New Director at the 2026 Annual Meeting.

Pursuant to the Agreement, the Reporting Persons are subject to certain customary standstill restrictions, including that they will not acquire Beneficial Ownership (as defined in the Agreement) of and economic exposure to more than 15% of the outstanding Shares in the aggregate, from the Effective Date until the later of (i) the earlier of (a) 30 days prior to the director nomination deadline for the Issuer's 2027 annual meeting of stockholders and (b) 120 days prior to the first anniversary of the 2026 Annual Meeting, and (ii) 10 days after the date on which the New Director ceases to serve on the Board (the "Specified Period"). The Reporting Persons have also agreed to vote in a manner consistent with the recommendation of the Board during the Specified Period; provided, however, that, except with respect to the 2026 Annual Meeting, if Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") recommend otherwise with respect to any proposals (other than as related to the election or removal of directors), the Reporting Persons are permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Reporting Persons are permitted to vote in their sole discretion on any proposal with respect to an Extraordinary Transaction (as defined in the Agreement) or that relates to the implementation of takeover defenses. The Agreement also contains certain customary mutual non-disparagement provisions and confidentiality provisions.

In addition, pursuant to the Agreement, in connection with the appointment of the New Director, the Reporting Persons irrevocably withdraw, and are deemed to have irrevocably withdrawn, the director nomination notice previously delivered to the Issuer. Further, pursuant to the Agreement, the Issuer agreed to, within two business days after the Effective Date (the "Acceleration Date"), amend its stockholder rights plan (the "Rights Agreement") such that the Final Expiration Date (as defined in the Rights Agreement) is accelerated to the next immediate business day following the Acceleration Date.

The foregoing description of the Strategic Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Strategic Governance Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Representatives of the Reporting Persons have engaged and, subject to the terms of the Agreement, intended to continue to engage in communications with management and the Board of the Issuer regarding potential opportunities to enhance stockholder value at the Issuer, including profitability improvement, balance sheet strengthening, revenue growth, and corporate governance.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Agreement, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning the Issuer's business, operations, capital structure, capital allocation, corporate governance, Board composition, potential business combinations or dispositions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in (as a purchaser or investor), and/or other strategic or other matters, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 395,165,033 Shares outstanding as of February 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2026.

As of the date hereof, Constellation Holdings directly beneficially owned 50,157,523 Shares, constituting approximately 12.7% of the Shares outstanding. Constellation Software, as the direct parent company of Constellation Holdings, may be deemed to beneficially own the 50,157,523 Shares owned by Constellation Holdings, constituting approximately 12.7% of the Shares outstanding. Mr. Miller, as the President of Constellation Software, may be deemed to beneficially own the 50,157,523 Shares owned by Constellation Holdings, constituting approximately 12.7% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person, and each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Constellation Holdings and Mr. Miller may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Constellation Holdings.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 5, 2026, certain of the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and incorporated herein by reference.

On March 5, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Strategic Governance Agreement, dated March 5, 2026, by and among the Issuer, Constellation Software and Constellation Holdings (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 5, 2026).

99.2 - Joint Filing Agreement, dated March 5, 2026.

## Signatures
- CONSTELLATION SOFTWARE INC: /s/ Mark Dennison, Mark Dennison, General Counsel and Secretary (03/05/2026)
- CONSTELLATION CANADIAN HOLDINGS INC.: /s/ Jamal Baksh, Jamal Baksh, Chief Financial Officer (03/05/2026)
- MARK MILLER: /s/ Mark Miller, Mark Miller (03/05/2026)